BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                                 One Wall Street
                            New York, New York 10286


                                  July 16, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  Christian Sandoe

           Re: BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Registrant")
               Registration Statement No. 333-125447
               --------------------------------------------------------

Dear Mr. Sandoe:

           Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 18, 2008 or as soon as practicable thereafter.

           Please notify George Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                     BNY/IVY MULTI-STRATEGY HEDGE FUND LLC


                                     By: /s/ Joseph Murphy
                                         -----------------
                                         Name:  Joseph Murphy
                                         Title:  President

                                     BNY HAMILTON DISTRIBUTORS, INC.

                                     By: /s/ Mark Redman
                                         ---------------
                                         Name:  Mark Redman
                                         Title:  President

                                     MBSC SECURITIES CORPORATION

                                     By: /s/ James Muir
                                         --------------
                                         Name:  James D. Muir
                                         Title:  Assistant Secretary